Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three and Six Months Ended June 30, 2021

Maroussi, Greece, August 9, 2021 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international pure play product tanker company, today announced its unaudited results for the three and six month periods ended June 30, 2021.

Summary

For the three months ended June 30, 2021, our Revenues, net were $5.0 million. For the same period, our time charter equivalent (“TCE”) revenues were $4.1 million, represented a decrease of approximately $0.4 million or 8.8% over the comparable period in 2020. Our net loss attributable to common shareholders for the three months ended June 30, 2021 was $1.5 million, representing an increase of $0.3 million from the comparable period of 2020. For the second quarter of 2021, the loss per share (basic and diluted) was $0.04 compared to $0.06 for the same period in 2020. Our Adjusted EBITDA was $0.4 million, which represented a decrease of $0.8 million over the comparable period in 2020. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“The chartering environment for product tankers in the second quarter of 2021 continued to be depressed, especially the spot market in the Eastern hemisphere. The period market, albeit more stable than the spot market, did encounter a decline in activity during the quarter to levels below the prior 10 year averages. The employment strategy for our Medium Range tankers (“MRs”) of shorter-term, staggered time charters has benefited the Company in a tough market. In the second quarter of 2021, the average TCE for our MR’s was approximately $12,700/day which unfortunately was about $2,165 per day lower than the same period in 2020. As of August 4, 2021, we had booked 47% of available days for the third quarter of 2021 at an average TCE rate of approximately $10,920 for our MRs.

Greater demand for refined petroleum products, especially from OECD economies emerging from COVID-19 lockdowns, have helped reduce global inventories to levels consistent with the prior 5-year averages. Going forward higher refinery utilization and increasing transportation activities are positive signs. However, we have seen a movement of a fair number of long-range tankers switching from the severely depressed dirty/crude trades into clean products, thus adding capacity and hurting charter rates. We expect this migration to be temporary as global oil demand is forecasted by the IEA to increase by 4.6 million barrels/day in the second half of 2021 and a further 3 million barrels in 2022. Also, OPEC+ is scheduled in increase crude production by 2 Mb/d starting this month. Nevertheless, we expect the product tanker sector to continue to experience challenging conditions until later this year with the impact of new variants of COVID-19 and the path towards effective distribution of vaccinations creating further uncertainty to the global recovery.

Overall, we maintain a positive outlook about the long-term prospects of the product tanker sector. Improving global GDP growth and expanding personal and commercial mobility should increase demand for seaborne transportation of a broad range of petroleum products. The IMF just re-affirmed its global growth forecast of 6% this year with a higher increase in 2022 to 4.9%. In the meantime, the supply picture looks better due to the aging global fleet, continued low ordering of new tankers and a substantial increase in vessel demolition. For example, a leading industry source stated that 22 MR2 tankers had been scrapped in first half of 2021 and with 99 vessels at 20 years of age or more as of June 30, 2021, the record pace may continue.

During this challenging period, we have maintained our focus on the efficiencies of our operating platform, as fleet-wide daily operating expenses were approximately $5,900 per vessel for the first half of 2021. We have continued to strengthen our balance sheet and enhance our financial position for upside opportunities. Recent equity offerings and bank loans have resulted in lower leverage, better liquidity, interest rate savings, longer debt maturities and capital for selective growth. In July, we expanded our fleet with the acquisition of a 2013 built eco-efficient MR which has been named the “Pyxis Karteria”. The follow-on offering of additional Series A Convertible Preferred Stock during July 2021 should provide us further flexibility and capability to enhance shareholder value.”

Results for the three months ended June 30, 2020 and 2021

For the three months ended June 30, 2021, we reported a net loss of $1.5 million, or $0.04 basic and diluted loss per share, compared to a net loss of $1.2 million, or $0.06 basic and diluted loss per share, for the comparable period in 2020. The weighted average share count had increased by 15.9 million shares from the second quarter, 2020 to approximately 37.4 million common shares in the second quarter of 2021. The daily TCE of $10,905 during the second quarter of 2021 was 7.3% lower than the relevant period in 2020. The decrease was mainly due to lower revenues, net of $0.5 million during the three months ended June 30, 2021 from $5.5 million in the same period of 2020. The decrease was mostly attributed to lower charter rates for our MRs and lower fleet utilization. Vessel operating expenses increased by $0.3 million or 13.4% for the three months ended June 30, 2021 compared to the second quarter of 2020. However, lower interest and finance costs of approximately $0.6 million, primarily as a result of the refinancing of the previous $24 million loan facility secured by the “Pyxis Epsilon” (the “Eighthone Loan”) with a $17 million loan at a substantial lower interest rate, mitigated the loss for the three months ended June 30, 2021. Our Adjusted EBITDA of $0.4 million, represented a decrease of $0.8 million from $1.1 million for the same period in 2020.

Results for the six months ended June 30, 2020 and 2021

For the six months ended June 30, 2021, we reported a net loss of $3.6 million, or $0.11 basic and diluted loss per share, compared to a loss of $2.4 million, with the same loss per share for the comparable period in 2020. The weighted average share count had increased by 11.9 million shares to approximately 33.3 million common shares for the most recent six month period. Lower daily TCE of $10,885 and lower utilization of 85.5% during the six-month period ended June 30, 2021 were the primary factors that contributed to an operating loss of $1.2 million during the first half of 2021. For the comparable period in 2020, the daily TCE was $11,844 and utilization was 89.3%, respectively, with operating income of $0.1 million. In 2021, lower revenues, net of $1.9 million or 15.6%, compared to 2020 were partially offset by a decrease of $0.8 million in voyage related costs and commissions and an aggregate decrease of approximately $0.8 million in management fees and interest and finance costs, net. These differences were counterbalanced by increased vessel operating expenses, general and administrative expenses and amortization of special survey costs aggregating $0.3 million. These additional costs, along with the recognition of a $0.5 million loss from debt extinguishment associated with the Eighthone Loan refinancing and dividend payments of approximately $0.2 million for the Series A Convertible Preferred Stock, resulted in a $1.2 million increased net loss for the six months ended June 30, 2021.

Our Adjusted EBITDA of $1.2 million represented a decrease of $1.2 million from $2.4 million for the same six month period in 2020.

	Three Months ended June 30,		Six Months ended June 30,
	2020	2021	2020	2021
	(Thousands of U.S. dollars, except for daily TCE rates)
Revenues, net	5,489	4,986	12,124	10,228
Voyage related costs and commissions	(947)	(843)	(2,629)	(1,804)
Time charter equivalent revenues [1]	4,542	4,143	9,495	8,424

Total operating days [2]	386	380	802	774

Daily time charter equivalent rate [1,2]	11,766	10,905	11,844	10,885

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below

2 “Pyxis Delta” was sold on January 13, 2020, and has been excluded from the calculation for the six months ended June 30, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).

2

Management’s Discussion and Analysis of Financial Results for the Three Months ended June 30, 2020 and 2021 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $5.0 million for the three months ended June 30, 2021, represented a decrease of $0.5 million, or 9.2%, from $5.5 million in the comparable period in 2020, substantially a result of lower charter rates for our MRs and decrease in utilization level in the second quarter of 2021.

Voyage related costs and commissions: Voyage related costs and commissions of $0.8 million for the three months ended June 30, 2021 decreased by $0.1 million over the comparable period in 2020 as a result of slightly lower spot charter activity. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $2.8 million for the three months ended June 30, 2021, represented an increase of $0.3 million, or 13.4%, from $2.5 million in the comparable period in 2020. This increase was due primarily to timing differences of certain vessel costs.

General and administrative expenses: General and administrative expenses of $0.6 million for the three months ended June 30, 2021, remained relatively stable from the comparable period in 2020.

Management fees: For the three months ended June 30, 2021, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, in the aggregate of $0.3 million remained flat as compared to the 2020 period.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the three months ended June 30, 2021, represented an increase of less than $0.1 million over the same period in 2020. This increase was primarily due to three vessel drydockings that were completed in the second half of 2020.

Depreciation: Depreciation of $1.1 million for the three months ended June 30, 2021, remained flat compared to the same period in 2020.

Interest and finance costs, net: Interest and finance costs, net, of $0.6 million for the three months ended June 30, 2021, represented a decrease of $0.6 million, or 49.2%, from $1.2 million in the comparable period in 2020. This decrease was primarily attributable to the refinancing of the Eighthone Loan, which has helped to reduce our overall debt outstanding and average interest rate, as well as lower LIBOR rates paid on floating rate bank debt compared to the same period in 2020.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2020 and 2021 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $10.2 million for the six months ended June 30, 2021, represented a decrease of $1.9 million, or 15.6%, from $12.1 million in the comparable period in 2020. The decrease in revenues, net during the six-month period ended June 30, 2021 was mostly attributed to the lower charter rates for our MRs compared to the first half of 2020 and lower fleet utilization.

Voyage related costs and commissions: Voyage related costs and commissions of $1.8 million for the six months ended June 30, 2021, represented a decrease of $0.8 million, or 31.4%, from $2.6 million in the comparable period in 2020. For the six months ended June 30, 2021, our MRs were on spot charters for 4 days in total, compared to 29 days for the respective period in 2020. This lower spot chartering activity for our MRs contribute primarily to the less voyage costs as under spot charters, all voyage expenses are typically borne by us rather than the charterer. Furthermore, the decrease in revenues, net during the six-months ended June 30, 2021, resulted in reduced charter commissions compared to the same period in 2020, contributing further to the decrease in voyage related costs and commissions.

3

Vessel operating expenses: Vessel operating expenses of $5.3 million for the six months ended June 30, 2021, represented a slight $0.1 million increase compared to the six months ended June 30, 2020.

General and administrative expenses: General and administrative expenses of $1.2 million for the six months ended June 30, 2021, represented a slight increase of $0.1 million, or 10.2%, from the comparable period in 2020, due to timing of certain incurred costs.

Management fees: For the six months ended June 30, 2021, management fees payable to Maritime and ITM of $0.7 million in the aggregate, represented a decrease of less than $0.1 million compared to the six months ended June 30, 2020, as a result of the sale of Pyxis Delta that was completed in January 2020.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the six months ended June 30, 2021, represented an increase of $0.1 million, compared to the same period in 2020 due to three vessel drydockings that were completed in the second half of 2020.

Depreciation: Depreciation of $2.2 million for the six months ended June 30, 2021, remained flat compared to the same period in 2020.

Interest and finance costs, net: Interest and finance costs, net, of $1.8 million for the six months ended June 30, 2021, represented a decrease of $0.8 million, or 30.4%, from $2.5 million in the comparable period in 2020. The decrease was primarily attributable to the refinancing of the Eighthone Loan, which reduced our overall debt outstanding and average interest rate, as well as lower LIBOR rates paid on floating rate bank debt compared to the same period in 2020. This reduction to interest and finance costs is partially off-set from the loss from debt extinguishment of $0.5 million which primarily reflected a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, both of which were associated with the aforementioned loan refinancing.

4

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended June 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended
	June 30, 2020	June 30, 2021

Revenues, net	$5,489	$4,986

Expenses:
Voyage related costs and commissions	(947)	(843)
Vessel operating expenses	(2,500)	(2,834)
General and administrative expenses	(549)	(584)
Management fees, related parties	(151)	(151)
Management fees, other	(194)	(193)
Amortization of special survey costs	(48)	(102)
Depreciation	(1,094)	(1,103)
Allowance for credit losses	—	(9)
Operating income / (loss)	6	(833)

Other income / (expenses):
Loss from financial derivative instrument	(1)	—
Interest and finance costs, net	(1,198)	(609)
Total other expenses, net	(1,199)	(609)

Net loss	$(1,193)	$(1,442)

Dividends Series A Convertible Preferred Stock	—	(68)

Net loss attributable to common shareholders	$(1,193)	$(1,510)

Loss per common share, basic and diluted	$(0.06)	$(0.04)

Weighted average number of common shares, basic and diluted	21,490,666	37,393,648

5

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the six months ended June 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six months ended
	June 30, 2020	June 30, 2021

Revenues, net	$12,124	$10,228

Expenses:
Voyage related costs and commissions	(2,629)	(1,804)
Vessel operating expenses	(5,228)	(5,342)
General and administrative expenses	(1,113)	(1,226)
Management fees, related parties	(332)	(300)
Management fees, other	(432)	(387)
Amortization of special survey costs	(97)	(203)
Depreciation	(2,189)	(2,194)
Allowance for credit losses	—	(9)
Gain from the sale of vessel, net	7	—
Operating income / (loss)	111	(1,237)

Other income / (expenses):
Loss from debt extinguishment	—	(458)
Gain from financial derivative instrument	2	—
Interest and finance costs, net	(2,516)	(1,750)
Total other expenses, net	(2,514)	(2,208)

Net loss	$(2,403)	$(3,445)

Dividends Series A Convertible Preferred Stock	—	(153)

Net loss attributable to common shareholders	$(2,403)	$(3,598)

Loss per common share, basic and diluted	$(0.11)	$(0.11)

Weighted average number of common shares, basic and diluted	21,455,291	33,328,132

6

Consolidated Balance Sheets

As of December 31, 2020 and June 30, 2021 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2020	June 30, 2021
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,620	$10,199
Inventories	681	1,488
Trade accounts receivable	672	512
Less: Allowance for credit losses	(9)	(9)
Trade accounts receivable, net	663	503
Due from related parties	2,308	598
Prepayments and other current assets	133	172
Total current assets	5,405	12,960

FIXED ASSETS, NET:
Vessels, net	83,774	81,580
Prepayments for vessel acquisition	—	3,008
Total fixed assets, net	83,774	84,588

OTHER NON-CURRENT ASSETS:
Restricted cash	2,417	2,450
Deferred charges, net	1,594	1,391
Total other non-current assets	4,011	3,841
Total assets	$93,190	$101,389

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$3,255	$4,488
Trade accounts payable	3,642	2,252
Hire collected in advance	726	—
Accrued and other liabilities	677	950
Total current liabilities	8,300	7,690

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	50,331	40,279
Promissory note	5,000	3,000
Total non-current liabilities	55,331	43,279

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized: of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 141,186 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and June 30, 2021)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized: 21,962,881 and 38,316,854 shares issued and outstanding as at December 31, 2020 and June 30, 2021, respectively)	22	38
Additional paid-in capital	79,692	104,133
Accumulated deficit	(50,155)	(53,751)
Total stockholders’ equity	29,559	50,420
Total liabilities and stockholders’ equity	$93,190	$101,389

7

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2020 and 2021

(Expressed in thousands of U.S. dollars)

	Six months ended
	June 30, 2020	June 30, 2021
Cash flows from operating activities:
Net loss	(2,403)	(3,445)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,189	2,194
Amortization of special survey costs.	97	203
Allowance for credit losses	—	9
Amortization of financing costs	153	111
Loss from debt extinguishment	—	458
Gain from financial derivative instrument	(2)	—
Gain on sale of vessel, net	(7)	—
Issuance of common stock under the promissory note	56	55
Changes in assets and liabilities:
Inventories	(1)	(807)
Trade accounts receivable, net	780	151
Due from related parties	(5,563)	1,710
Prepayments and other assets	96	(39)
Special survey cost	(155)	—
Trade accounts payable	(1,088)	(1,322)
Hire collected in advance	(1,388)	(726)
Accrued and other liabilities	120	322
Net cash used in operating activities	(7,116)	(1,126)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	—
Ballast water treatment system installation	(56)	(153)
Prepayments for vessel acquisition	—	(3,008)
Net cash provided by / (used in) investing activities	13,141	(3,161)

Cash flows from financing activities:
Proceeds from long-term debt	—	17,000
Repayment of long-term debt	(7,256)	(25,990)
Gross proceeds from issuance of common stock	—	25,000
Common stock offering costs	(34)	(1,774)
Proceeds from conversion of warrants into common shares	—	202
Repayment of promissory note	—	(1,000)
Payment of financing costs	—	(388)
Preferred stock dividends paid	—	(151)
Net cash provided by / (used in) financing activities	(7,290)	12,899

Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,265)	8,612
Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037
Cash and cash equivalents and restricted cash at the end of the period	$3,911	$12,649

SUPPLEMENTAL INFORMATION:
Cash paid for interest	2,198	1,781
Non-cash financing activities-issuance of common stock under the promissory note	112	1,112
Unpaid portion of common stock offering costs and financing costs	—	131

8

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of June 30, 2021, we were required to maintain minimum liquidity of $2.45 million. Total cash and cash equivalents, including restricted cash, aggregated to $12.6 million as of June 30, 2021.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	As of December	As of June
	31, 2020	30, 2021
Funded debt, net of deferred financing costs	$53,586	$44,767
Promissory Note - related party	5,000	3,000
Total funded debt	$58,586	$47,767

Our weighted average interest rates on our total funded debt for the three and six month periods ended June 30, 2021 were 4.6% and 5.9%, respectively.

Upon repayment of the previous loan facility of the Pyxis Epsilon, the maturity date for the Amended & Restated Promissory Note became March 30, 2022. Given the Company improved cash position, on June 17, 2021, the existing Amended and Restated Promissory Note was amended on the following basis: a) repayment of $1 million in principal plus accrued interest, b) conversion of $1 million of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of first quarter, 2021, financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3 million in principal will be due on April 1, 2023, and interest shall accrue at an annual rate of 7.5%, payable quarterly in cash.

On July 15, 2021, we took delivery of the Pyxis Karteria, a medium range product tanker of 46,652 dwt built in 2013 at Hyundai Mipo shipyard in South Korea. The purchase was funded by a combination of cash and a $13.5 million bank loan that is secured by the vessel and amortizes over seven years.

On July 16, 2021, we announced the closing of underwritten follow-on public offering (the “Offering”) of 308,487 shares of 7.75% Series A Cumulative Convertible Preferred Shares (the “Preferred Shares” and each a “Preferred Share”) which trade on the Nasdaq Capital Market under the symbol “PXSAP,” at a purchase price of $20.00 per Preferred Share. The Company received gross proceeds of approximately $6.17 million from the Offering, prior to deducting underwriting discounts and estimated offering expenses. The Company intends to use the net proceeds from the Offering of $5.56 million for general corporate purposes, including working capital and potential vessel acquisitions. Each Preferred Share is convertible into the Company’s common shares at a conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. If the trading price of Pyxis Tankers’ common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call for mandatory conversion of the Preferred Shares. Dividends on the Preferred Stock shall be cumulative and paid monthly in arrears starting August 20, 2021, to the extent declared by the board of directors of the Company. The Preferred Shares will not be redeemable until after October 13, 2023, except upon change of control.

Monthly Series A Preferred Stock Dividend: During the months of January through July 2021, we paid cash dividends of $0.1615 per Series A Preferred Share, which aggregated $0.15 million for the six month period ended June 30, 2021.

Update on Shares Issued and Outstanding: As of August 4, 2021, we had 38,316,854 issued and outstanding common shares, 449,673 Series A Preferred Shares and 1,590,540 warrants, with exercise prices of $1.40 per common share (exclusive of non-tradeable underwriter’s 444,571 common stock purchase warrants, which have a weighted average exercise price of $2.16 per common share, and 4,683 Series A Preferred Stock purchase warrants, which have a weighted average exercise price of $24.97 per Series A Preferred share). As of that date, Mr. Valentis beneficially owned 18,688,919 or approximately 48.8% of our outstanding shares.

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Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three Months Ended		Six Months Ended
(In thousands of U.S. dollars)	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,193)	$(1,442)	$(2,403)	$(3,445)

Depreciation	1,094	1,103	2,189	2,194

Amortization of special survey costs	48	102	97	203

Interest and finance costs, net	1,198	609	2,516	1,750

EBITDA	$1,147	$372	$2,399	$702

Loss from debt extinguishment	—	—	—	458

Loss / (Gain) from financial derivative instrument	1	—	(2)	—

Gain from the sale of vessel, net	—	—	(7)	—

Adjusted EBITDA	$1,148	$372	$2,390	$1,160

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

10

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended		Six Months Ended
		June 30, 2020*	June 30, 2021	June 30, 2020*	June 30, 2021
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,410	13,280	15,060	13,481
	Opex	6,017	6,697	5,966	6,511
	Utilization %	98.8%	97.8%	98.0%	98.9%
Eco-Modified MR2: (1 of our vessels)
	TCE	15,697	11,555	15,286	11,207
	Opex	5,493	6,604	6,078	6,632
	Utilization %	100.0%	100.0%	100.0%	100.0%
Small Tankers: (2 of our vessels)
	TCE	5,451	6,564	5,533	6,681
	Opex	4,946	5,557	4,954	4,917
	Utilization %	69.8%	61.0%	75.5%	64.9%
Fleet: (5 vessels) *
	TCE	11,766	10,905	11,844	10,885
	Opex	5,484	6,222	5,584	5,903
	Utilization %	87.1%	83.5%	89.3%	85.5%

* “Pyxis Delta”, a standard MR, was sold on January 13, 2020, and has been excluded from the calculations for the three and six months ended June 30, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

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Conference Call and Webcast

We will host a conference call to discuss our results at 8:30 a.m., Eastern Time, on Monday, August 9, 2021.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers”.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 16, 2021. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events& Presentations under our Investor Relations page.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/3338967/AB5D981D9F585292A2B6B90A1ABE8551

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers, including the recent delivery of the Pyxis Karteria, engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of August 4, 2021)

			Carrying			Charter	Earliest
		Vessel	Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Type	(dwt)	Built	Charter	per day (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta [2]	SPP / S. Korea	MR	51,795	2013	Time	$13,250	December 2021
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Karteria	Hyundai Mipo/ S. Korea	MR	46,652	2013	Time	$10,800	August 2021
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,671

1)	Charter rates are gross and do not reflect any commissions payable.
2)	“Pyxis Theta” is contracted with a charterer’s option to extend the charter at $15,000 per day for an additional six months, plus/minus 15 days

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Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2020 and our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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